SpiderRock EXS LLC

Statement Of Financial Condition
December 31, 2015

ASSETS		
Cash	$	889,246
Accounts receivable		1,064,109
Deposit with clearing broker		100,000
Other current assets		60,528
Furniture, equipment & software, net		95,719
Total Assets	**$**	**2,209,602**
LIABILITIES & MEMBER'S EQUITY		
Accounts payable & accrued expenses	$	440,391
Total Liabilities		440,391
Member's equity		1,769,211
TOTAL LIABILITIES & EQUITY	$	**2,209,602**

The accompanying notes are an integral part of these financial statements